NAVIENT CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

(Dollars in thousands)

The following table sets forth our ratio of earnings to fixed charges and preferred stock dividends for the five years ended December 31, 2013 and the three month periods ended March 31, 2014 and March 31, 2013, respectively.

	Years Ended					Three Months Ended Mar 31,
	2009	2010	2011	2012	2013	2013	2014
Income (loss) from continuing operations before income taxes	$789	$1,229	$925	$1,437	$2,087	$556	$355
Add: Fixed charges	3,038	2,279	2,404	2,565	2,213	572	530

Total earnings	$3,827	$3,508	$3,329	$4,002	$4,300	$1,128	$885

Interest expense	$3,036	$2,275	$2,401	$2,561	$2,210	$571	$530
Rental expense, net of income	2	4	3	4	3	1	—

Total fixed charges	3,038	2,279	2,404	2,565	2,213	572	530
Preferred stock dividends	171	121	28	31	31	8	8

Total fixed charges and preferred stock dividends	$3,209	$2,400	$2,432	$2,596	$2,244	$580	$538

Ratio of earnings to fixed charges(1)	1.26	1.54	1.38	1.56	1.94	1.97	1.67

Ratio of earnings to fixed charges and preferred stock dividends(1)	1.19	1.46	1.37	1.54	1.92	1.95	1.65

(1)	For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.